1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

November 16, 2022

VIA EDGAR

Matthew S. Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:                             AUL American Unit Trust (the “Separate Account”)

SEC File Nos. 033-31375 and 811-05929

Registration Statement on Form N-4 relating to AUL American Unit Trust (the “Registration Statement”)

Dear Mr. Williams:

This letter responds to the comments you provided to Sean McGoff, Devon Roberson, and me via telephone on July 5, 2022, with respect to your review of the Registration Statement on Form N-4 filed on May 11, 2022, by the Separate Account with the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement was filed under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) for the purpose of submitting for SEC staff review certain changes to the Registration Statement made in light of recently adopted rule and form changes (i.e., new Rule 498A and Form N-4 amendments). We have reproduced your comments below, followed by the Registrants’ responses. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

GENERAL

1.                                      Comment: Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure. The Depositor and its management are responsible for accuracy and adequacy of the disclosure notwithstanding any comment, review, action or inaction by the Staff.

Response: The Depositor has incorporated this comment and acknowledges this statement.

FRONT COVER PAGE

2.                                      Comment: Please amend the disclosure on the cover page that reads “AUL of the company” to instead read as “AUL or the company”

Response: The Depositor has incorporated this comment.

3.                                      Comment: The seventh paragraph on the cover page states: “Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Contract value.” Please reconcile this statement with later disclosure that indicates investors will receive a full refund in all states.

Response: The Depositor has incorporated this comment.

4.                                      Comment: Please delete disclosure that states the Prospectus will be accompanied by a current Prospectus for each Fund being considered.

Response: The Depositor has incorporated this comment.

PROSPECTUS

Definitions of Terms

5.                                      Comment: Please delete the definition of “Class” if such term is not used in the prospectus.

Response: The Depositor has incorporated this comment.

6.                                      Comment: Please revise the definition of Depositor to make clear that the Depositor is American United Life Insurance Company.

Response: The Depositor has incorporated this comment.

7.                                      Comment: The use of the terms Fund and Fund Company throughout the document are confusing. Sometimes they appear to be used interchangeably to refer to the subaccount investment options under the Contracts. Please consider whether a specific definition (i.e., Fund) is needed to refer to the trusts of which the Portfolios are series.

Response: The Depositor has amended the definitions and language in the Prospectus to reduce confusion.

8.                                      Comment: Please delete the definition of “Platform Charge” if such term is not used in the prospectus.

Response: The Depositor has incorporated this comment.

9.                                      Comment: Please revise the definition of “Registrant” to make clear that the Registrant is AUL American Unit Trust.

Response: The Depositor has incorporated this comment.

10.                               Comment: Please consider whether the defined terms Statutory Prospectus and Summary Prospectus are necessary.

Response: The Depositor respectfully declines to make this change as it believes the defined terms may be helpful to the reader.

Table of Contents

11.                               Comment: Please move the Table of Contents to either the outside front, inside front, or outside back cover page of the Prospectus, as required by Rule 481(c). Currently, the Definitions of Terms section precedes the Table of Contents.

Response: The Depositor has incorporated this comment.

12.                               Comment: Please move the legend appearing at the bottom of the Table of Contents to the front cover page. See Rule 481(b).

Response: The Depositor has incorporated this comment.

Key Information Table — Important Information You Should Consider About the Policy (pages 9-10)

13.                               Comment: Please supplementally confirm that the Key Information Table cross-references in the electronic versions of the summary and statutory Prospectuses will link directly to the location in the statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2.

Response: Confirmed.

Fees And Expenses

—Charges for Early Withdrawals

14.                               Comment: Please revise to state the maximum applicable charge for early withdrawal is 8% without including the free out allowance in the calculation.

Response: The Depositor has incorporated this comment.

15.                               Comment: Please revise to disclose the market value adjustment.

Response: The Depositor has incorporated this comment.

—Transaction Charges

16.                               Comment: Please provide a brief narrative description of the transaction charges applicable to the contracts. Instruction 2 to Item 2.

Response: The Depositor has incorporated this comment.

—Ongoing Fees and Expenses (annual charges)

17.                               Comment: Please add the legend required by Instruction 2(c) to Item 2.

Response: The Depositor has incorporated this comment.

18.                               Comment: Please confirm that the maximum charge for optional benefits of 0.20% is accurate. The Staff notes that the prospectus later discloses a fee of 1% for managed account services.

Response: The Depositor has incorporated this comment.

—Lowest and Highest Annual Cost Table

19.                               Comment: Please confirm that the highest annual cost of $3,320 includes all optional benefits, including the 1% charge for managed account services.

Response: The Depositor has revised the disclosure to incorporate this comment.

Risks

—Risk of Loss

20.                               Comment: Please change the defined term “policy” to “contract” here and throughout as applicable.

Response: The Depositor has incorporated this comment.

—Risks Associated with Investment Accounts

21.                               Comment: Please revise the first sentence to read as follows: “An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g. Fund Companies), ~~that~~ each investment option including ~~any~~ the Fixed Account and/or the Stable Value Account investment option will have its own unique risks, and ~~that~~ the investor should review these investment options before making an investment decision.”

Response: The Depositor has incorporated this comment.

—Insurance Company Risks

22.                               Comment: In this section and throughout, where it is noted that the obligations of the Fixed Account are part of the Company’s General Account, or similarly, are subject to AUL’s claims paying ability, please also reference the SVA.

Response: The Depositor has incorporated this comment.

23.                               Comment: Please indicate how investors can request financial strength ratings from the Company (e.g., via a toll-free telephone number, or via a website link more specific than the Company’s homepage).

Response: The Depositor has incorporated this comment.

Restrictions

—Investments

24.                               Comment: Please specify the limit on the amount a Participant can transfer from the Fixed Account within a Policy Year. If applicable, please also include a discussion of the SVA.

Response: The Depositor has incorporated this comment.

Conflicts of Interest

—Exchanges

25.                               Comment: Where the word contract is used as defined term throughout, change to contract with lowercase “c”.

Response: The Depositor has incorporated this comment.

Overview of the Policy (pages 11-13)

26.                               Comment: The legend instructions to Item 3 require registrants to provide a concise description of the contracts’ purpose, phases, and features and requests that detailed explanation be avoided. Please consider revising this section accordingly, concisely providing the information required by Item 3.

Response: The Depositor has revised this disclosure in response to this comment.

The Variable Account and the Funds

27.                               Comment: Please prominently disclose that additional information about each Portfolio Company is provided in an appendix to the prospectus and provide a cross-reference to the appendix. Please see Item 3(b).

Response: The Depositor has incorporated this comment.

Contributions

28.                               Comment: Please indicate how a Participant will know what type of contract he or she has. Similarly, disclose how a Participant will know which death benefit he or she has or if they have the fixed account or stable value account options.

Response: The Depositor has incorporated this comment.

The Death Benefit

29.                               Comment: Notwithstanding the general Item 3 comment above, please also summarize any available optional benefits and loan provisions available under the contract in response to

Item 3(c). Include, if applicable, that investors will incur an additional fee for selection of an additional benefit.

Response: The Depositor has incorporated this comment.

30.                               Comment: The second sentence reads: “Generally, the amount of the death benefit is equal to the Vested portion of the Participant’s Account value minus any outstanding loan balances and any due and unpaid charges on those loans.” Please delete “generally” from the beginning of this sentence or disclose any exceptions.

Response: The Depositor has revised the disclose to clarify that in contracts with a guaranteed minimum death benefit, the amount of the death benefit is the greater of the Participant’s Account Value as of the date the death benefit is calculated or the guaranteed minimum death benefit.

Annuity Options

31.                               Comment: Notwithstanding the general Item 3 comment above, please state, if applicable, that annuitization will provide a stream of income payments but will also prevent additional withdrawals and terminate death benefits.

Response: The Depositor has incorporated this comment.

Asset Charge

32.                               Comment: Please clarify the first sentence, which states “each Investment Account of the Variable Account.”

Response: The Depositor has removed this disclosure in response to Comment 26.

Ten-Day Free Look

33.                               Comment: The second sentence states a contract owner will receive a full refund if the contract is canceled during the free look period. Please reconcile this statement with earlier disclosure that indicates investors will receive a full refund of the amount paid or the total contract value.

Response: The Depositor has incorporated this comment.

Expense Table (pages 14-15)

34.                               Comment: Please revise the tables and their accompanying legends to conform to the format presented in Item 4 of amended Form N-4. For example, “transaction expenses” should be listed first, followed by “annual contract expenses,” followed by “annual portfolio company expenses.” Here, the transaction expenses and contract expense appear to be consolidated and do not appear to match the format required by the Form. Please revise accordingly, including the narrative explanations provided in Item 4.

Response: The Depositor has incorporated this comment.

35.                               Comment: Please include the market value adjustment charge in the expense table.

Response: The Depositor respectfully declines to incorporate this comment. The market value adjustment will be charged if there is a withdrawal or cancellation of the Contract. The market value adjustment can be positive or negative, and thus a maximum guaranteed charge cannot be disclosed because it does not exist. See Form N-4, Item 4, Instruction 5.

36.                               Comment: Please replace the footnotes to the table with concise explanations and cross references to where in the prospectus the reader can find more information. For example, in footnote 1, the first and last sentences can remain, along with a cross reference to where the reader can find additional information.

Response: The Depositor has incorporated this comment.

37.                               Comment: Notwithstanding the general comment to tailor footnotes, in footnote 3, please remove references to the free out amount from the Item 3 disclosure of surrender charges. A cross reference to the withdrawal charges section can provide access to this information.

Response: The Depositor has incorporated this comment.

38.                               Comment: Please revise footnote 3 to provide further information regarding the 5% withdrawal charge, including an explanation of how a contract can have no participant account, as well as the basis under Rule 6c-10 for charge a withdrawal charge in perpetuity.

Response: The Depositor has incorporated this comment. The Depositor has removed references to the withdrawal charge being charged in perpetuity.

39.                               Comment: In footnote 9, please clarify what the brokerage window is, including whether there are any specific brokerage window funds, and if in Appendix A, how fees and expenses are deducted.

Response: The Depositor has incorporated this comment.

40.                               Comment: In footnote 11, please confirm the maximum guaranteed charge is in fact listed in the table. This disclosure suggests that the maximum charge may not be listed as required by Instruction 5 to Item 4, as it says plans over $20 million must contact AUL to find the fee.

Response: The Depositor has revised the disclosure to incorporate this comment.

Total Fund Annual Operating Expenses

41.                               Comment: Please strike acquired fund fees and expenses from the legend and delete the footnote.

Response: The Depositor has incorporated this comment.

Example

42.                               Comment: Please ensure that when the example is recalculated, it is based on a $100,000 investment instead of $10,000.

Response: The Depositor confirms that the recalculated example is based on a $100,000 investment.

43.                               Comment: Please ensure the example assumes maximum separate account charges and all optional benefits that can be selected together. Please also identify such optional benefits in the disclosure.

Response: The Depositor has incorporated this comment.

Principal Risks of Investing in the Contract (pages 16-17)

44.                               Comment: Please summarize the principal risks of the “Investment Advice Provider with Managed Account Services” and “Plan Sponsor Investment Option,” including any applicable conflicts of interest disclosure.

Response: The Depositor has incorporated this comment. The Depositor does not believe that there are any material conflicts of interest to be disclosed here because MFIM is not an affiliate of the Depositor and the fee arrangement between the Depositor and MFIM does not create an incentive for the Depositor or a registered representative to recommend an Owner to participate in the Program.

Consequences of Early Withdrawals

45.                               Comment: If elsewhere in the Prospectus the surrender change is listed as 7.2%, please change it to 8% with a 10% free-out provision as is displayed here. Please also disclose the MVA in this section.

Response: The Depositor has incorporated this comment.

Account Values in the Fixed Account

46.                               Comment: Please confirm there are no applicable risks in the Stable Value Account. If there are, please add them.

Response: The Depositor has incorporated this comment.

Financial Strength and Claims Paying Ability Risk

47.                               Comment: The staff notes that “separate account” as used here does not appear to be defined. Please used the defined term “variable account” instead.

Response: The Depositor has incorporated this comment.

General Information About AUL, the Variable Account and the Funds (pages 17-19)

Variable Account

48.                               Comment: Please delete disclosure that states: “AUL may transfer to its General Account assets that exceed anticipated obligations of the Variable Account.”

Response: The Depositor has incorporated this comment.

49.                               Comment: Please revise the final sentence of the first paragraph to clarify its meaning.

Response: The Depositor has revised the paragraph in response to this comment.

The Funds

50.                               Comment: Please delete the sentence that states: “Each Fund is registered with the SEC as an open-end management investment company under the 1940 Act, although the SEC does not supervise the Fund’s management or investment practices and policies.”

Response: The Depositor has incorporated this comment.

The Contracts (page 19)

51.                               Comment: Please revise for clarity the sentence that states: “Generally, persons eligible to participate in the Owner’s Plan are eligible to designating such persons to AUL.”

Response: The Depositor has revised this sentence in response to this comment.

Contributions and Contract Values During the Accumulation Period (pages 20-23)

Contributions Under the Contracts

52.                               Comment: The first paragraph states: “In Single Contribution Contracts, the minimum Contribution for each Participant is either $1,000 or $5,000, depending on the Contract.” Please specify where this information can be found for each participant.

Response: The Depositor has incorporated this comment.

Subsequent Contributions Under Recurring Contribution Contracts

53.                               Comment: The first sentence states: “When forwarding Contributions to AUL, the amount being contributed on behalf of each Participant must be specified unless Participant Accounts are not maintained under the Contract.” Please explain why this exception is included, including how a participant account could not be maintained under the contract.

Response: Participant Accounts may not be maintained under the Contract if the Owner elects to allocate Plan assets to investments other than an AUL Contract, or in AUL’s judgment, the Plan’s recordkeeping practices impose an administrative or financial burden on AUL. In such circumstances, AUL would be unable to allocate amounts as specified for each Participant because AUL would not be providing recordkeeping services for the Plan. The Depositor has revised the disclosure to clarify this fact.

Constraints On Withdrawals (pages 24-27)

The Death Benefit

54.                               Comment: The second paragraph states: “Prior to such distribution, any remaining Account Value in the Investment Accounts shall be transferred to AUL’s General Account or, if the Contract so directs, to MMIA or other default Investment Account.” Please explain the legal basis for the company making this transfer without the Participant’s instruction.

Response: This statement is related to instances where the Participant’s death benefit is less than his/her Account Value. No transfer would occur without the Participant’s instruction. The Depositor has updated the disclosure to clarify this point.

Death Benefits and Multiple Beneficiaries

55.                               Comment: Please confirm whether the first sentence should refer to the Participant instead of the Contact Owner.

Response: The Depositor has revised the disclosure in response to this comment.

Termination by AUL

56.                               Comment: The last sentence of this section states: “AUL may, at its option, terminate any Contract if there are no Participant Accounts in existence under the Contract.” Please consider explaining here the circumstances under which a contract owner may not have a participant account.

Response: The Depositor has revised the disclosure in response to this comment.

Charges and Deductions (pages 27-30)

Asset Charge

57.                               Comment: Please explain the operation of the asset charges.

Response: The Depositor has updated the disclosure to incorporate this comment. The asset charge is the daily unit value adjustment, and it includes the Variable Investment Plus (VIP) credit factor, which creates a Plan-level net asset charge after VIP. This charge is unique and specific to each plan and is explained in further detail in the Contract.

Variable Investment Plus

58.                               Comment: Please consider explaining in more detail what VIP credits are to aid investor understanding, as it appears they can significantly offset base contract expenses by offsetting asset charges.

Response: The Depositor respectfully declines to explain in more detail what VIP credits are because VIP credits are based on an actuarial calculation that is unique to each Plan and presented and fully calculated in the Contract. The Depositor notes that the disclosure directs the investor to the Contract for more information on the calculation of the credits, and believes the current disclosure is sufficient when read in conjunction with the Contract.

Administrative Charge

59.                               Comment: Please clarify under what circumstances the administrative charge will be waived. It is not immediately clear if the maximum administration charge will be deducted or whether the charge will be waived, and how an investor will know which charge will apply to them.

Response: The Depositor has revised the disclosure to remove the reference to the administration fee being waived.

Additional Charges and Fees

60.                               Comment: Please confirm that these charges will be shown in the fee table when revised and are shown as the current charges.

Response: The Depositor confirms that these charges will be reflected in the fee table.

Annuity Period (pages 30-31)

Annuity Options

61.                               Comment: Under “Option 1,” the disclosure states: “In some Contracts, an election of this option is automatically canceled if the Participant dies before the Annuity Commencement Date.” Please clarify whether annuity payments will be paid if the Participant dies before the Annuity Commencement Date in the other contracts.

Response: The Depositor has revised the disclosure to incorporate this comment.

62.                               Comment: Under “Option 3,” the disclosure states: “In some Contracts, an election of this option is automatically cancelled if either the Participant or the contingent Annuitant dies before the Annuity Commencement Date.” Please clarify whether annuity payments will be paid if the Participant dies before the Annuity Commencement Date in the other contracts.

Response: The Depositor has revised the disclosure to incorporate this comment.

Benefits Available Under the Contract (page 32)

63.                               Comment: Per Item 10(b) and 10(c) of Form N-4, please briefly describe the benefits shown in this table in narrative form to the extent there is not already narrative disclosure outside the table. Please add more detail elsewhere if not done already.

Response: The Depositor has incorporated this comment.

Brokerage Window

64.                               Comment: Please explain in more detail what the brokerage window is, including whether it will make retail funds available to contract holders.

Response: The Depositor has incorporated this comment.

Plan Sponsor Investment Option

65.                               Comment: Please explain whether you intend to send an Investment Adviser Brochure (Part 2 of Form ADV) and a Form CRS to investors that elect the Plan Sponsor Investment Option. If not, please explain your legal basis.

Response: The Depositor does not intend to deliver an Investment Adviser Brochure (Part 2 of Form ADV) or a Form CRS to Owners who elect the Plan Sponsor Investment Option because the service provider for this benefit (Mesirow) is acting as an Investment Manager as defined under Sections 3(21) and 3(38) of the Employee Retirement Income Security Act of 1974, as applicable, and the Owner will execute an agreement directly with Mesirow for the services provided. The Depositor is providing administrative and recordkeeping services only. The duty to deliver an Investment Adviser Brochure, Form CRS or further disclose the nature of its relationship with Owners who select this optional benefit, if any, is solely on Mesirow. The Depositor has revised the disclosure to clarify the relationship between Owners and Mesirow.

66.                               Comment: Please include disclosure responsive to Item 10(b) and 10(c) of N-4 explaining the investment portfolio options offered by Mesirow Financial, including the strategies offered, and explain where contract owners can find more information.

Response: The Depositor has incorporated this comment.

67.                               Comment: Please state in the Prospectus that MFIM is a registered adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and has an advisory relationship with each Owner who elects into the Program

Response: The Depositor has revised the disclosure to clarify the relationship between Owners and Mesirow.

68.                               Comment: If this option offers investors access to specific asset allocation models, please briefly note in the “Optional Benefits” row of the Key Information Table that the contract offers several asset allocation models and that these models may change over time.

Response: The Depositor has incorporated this comment.

Fixed Interest Account (page 32-35)

69.                               Comment: Please delete the following sentence: “AUL has been advised that the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the General Account.”

Response: The Depositor has incorporated this comment.

70.                               Comment: Please revise the sixth sentence of the first paragraph to read as follows: “This disclosure~~, however, may be~~ is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus.”

Response: The Depositor has incorporated this comment.

The Stable Value Account (pages 35-37)

In General

71.                               Comment: The disclosure states: “A ‘Variable Account Competing Investment Account’ is any Investment Account with an average effective duration of three (3) years or less, a money market Investment Account, a stable value Investment Account that is not the AUL SVA, or any other Investment Account deemed competing by AUL.” Please identify these accounts in the Appendix and add a cross reference in this section to the identified accounts. The Appendix should reference this section by footnote or otherwise. See Instruction 1(f) of Item 17.

Response: The Depositor has incorporated this comment.

72.                               Comment: The disclosure states: “If the new rate is rejected, the Owner will have terminated the Contract.”  Please confirm that the owner will have terminated the contract rather than just participation in the SVA. If it will, in fact, terminate the contract, please supplementally explain.

Response: The Depositor can confirm that rejection of a new guaranteed rate declared for the SVA shall constitute notice of an Owner’s termination of the contract. The SVA is required to be part of the Contract, so if the Owner rejects the new rate, then the Contract must terminate. The subsequent disclosure explains the process the Depositor employs if the Owner gives such a notice.

Contract Termination

73.                               Comment: The disclosure states: “If the Contract Owner’s plan is terminating, the Contract Owner may permit a Participant to transfer his Variable Account Value and his Guaranteed SVA Account Value to any group Annuity contract which has a withdrawal charge, or such amounts, subject to a withdrawal charge, to any group Annuity contract that does not have a withdrawal charge, that AUL may make available.”  Please explain how this practice complies with Rule 11a-2.

Response: The Depositor has revised the disclosure to incorporate this comment. When a plan is terminating, there will not be a withdrawal charge assessed if a Participant transfers his/her account to a group Annuity contract that AUL makes available.

Other Information (pages 41-43)

Legal Matters

74.                               Comment: Please include a consent of counsel for Richard M. Ellery as an Exhibit, as he is named in this section of the Prospectus.

Response: The Depositor has revised the disclosure to incorporate this comment.

75.                               Comment: Please include a consent of counsel for Dechert LLP as an Exhibit.

Response: The Depositor will file the requested exhibit.

Appendix: Fund Companies Available Under the Contract

76.                               Comment: Throughout the Appendix, the same funds appear in multiple rows. For example, there are two rows for AB Discovery Growth Fund and three rows for American Century Emerging Markets Fund.

a.                                      Comment: Please clarify how these funds differ (e.g., are these different share classes of the same fund, and if so, which share classes?).

Response: The Depositor has revised the disclosure to incorporate this comment.

b.                                      Comment: If the availability of these funds may vary by employer, please include a statement in the introduction to the Appendix, the statutory prospectus, and the ISP that the availability of portfolio companies may vary by employer, and participants should refer to their plan documents for a list of available portfolio companies.

Response: The Depositor has incorporated this comment.

c.                                       Comment: If the availability of funds varies by benefits offered, please include disclosure responsive to Instruction 1(f) of Item 17 of N-4.

Response: The Depositor has incorporated this comment.

77.                               Comment: Please generally revise the columns of the table to conform to the presentation format of Item 17. In particular:

a.                                      Comment: Please consolidate “Fund Name” and “Investment Adviser” columns.

Response: The Depositor has incorporated this comment.

b.                                      Comment: Please supplementally explain what the “Fund Identifier” row is disclosing.

Response: The information under the “Fund Identifier” column is included for the benefit of the independent auditor engaged by the Depositor. Instead of removing this information, the Depositor had revised the column header to clarify that this information is for “internal use” only.

c.                                       Comment: If applicable, add disclosure responsive to Instruction 1a of Item 17, which says to indicate if any portfolio companies are closed to new investment.

Response: The Depositor has incorporated this comment.

d.                                      Comment: If applicable, identify each Portfolio subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions. See Instruction 4 of Item 17.

Response: The Depositor has incorporated this comment/confirms that all relevant expense reimbursements or fee waivers known to the Depositor are reflected in the table.

Appendix: Condensed Financial Information

78.                               Comment: Please delete this Appendix as it is no longer required. See Rule 498A Adopting Release.

Response: The Depositor has incorporated this comment.

STATEMENT OF ADDITIONAL INFORMATION

79.                               Comment: On the cover, please revise references that say “Prospectus” to instead refer to the “Statement of Additional Information”.

Response: The Depositor has incorporated this comment.

PART C

Item 34. Fee Representation

80.                               Comment: Please replace “The Registrant” with “American United Life Insurance Company (“Insurance Company”).”

Response: The Depositor has incorporated this comment.

SIGNATURES

81.                               Comment: The Registration Statement is signed by the principal executive officer. Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which require the Registration Statement also to be signed by (i) the comptroller or principal accounting officer and (ii) the principal financial officer. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the Registration Statement.

Response: The Depositor has incorporated this comment.

SUMMARY PROSPECTUS FOR NEW INVESTORS

82.                               Comment: To the extent relevant, please apply all foregoing comments to the statutory Prospectus to the ISP.

Response: The Depositor has incorporated this comment.

83.                               Comment: Please confirm whether the date of the ISP should be revised to May 11, 2022.

Response: The Depositor has incorporated this comment.

*     *     *     *     *     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3314 if you wish to discuss this correspondence further.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:                                Michael C. Pawluk, Senior Special Counsel

Sally Samuel, Branch Chief

Sean McGoff, Esq.

James Catano, Esq.

Devon Roberson, Esq.